SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Full Year 2014 & Q4 2014 Earnings Presentation.

2

Full Year 2014 Earnings Webcast February 27, 2015 Buenos Aires, Argentina

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the
Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review
and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

3 Contents Highlights 2014 Financial Results Financial Situation Outlook 1 3 4 5 Review of Operations 2

Increased sales by 6.4% in USD driven by volume and price
increase across most products
Continued development of shale and tight opportunities
Executed selected acquisitions that enhance our asset base
Upstream production increase of 13.5% to 560.1 KBOE/d
Increased Proven Reserves by 11.9%; RRR was 163%
Highlights 2014
Increased Adj. EBITDA by 16.8% in USD, Operating Income by
11.0% in USD and operating cash flow by 120% in USD,
expanding Adj. EBITDA margin to 29.2%
Raised USD 1 billion in the international markets and
maintained sound capital structure: Net Debt / EBITDA = 0.9x

5 Contents Review of Operations Financial Results Financial Situation Outlook 2 3 4 5 Highlights 2014 1

Volume and sales growth resulted in margin expansion.
Adj. EBITDA grew by 17% and operating income by 11% y-o-y.
Revenues
(1)
(millions of USD)
Operating Income
(1)
(millions of USD)
Adj. EBITDA
(1) (2)
(millions of USD)
(1) YPF financial statement values in IFRS converted to USD using an average exchange rate of Ps 5.5 and Ps 8.1 to U.S.$1.00 for 2013 and 2014, respectively.
(2) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.
+6.4%
+11%
+16.8%
Review of Operation –
Results Expressed in US Dollars
16,514
17,576
2013 2014
4,391
5,128
2013 2014
2,202
2,445
2013 2014

Crude Oil Production (Kbbl/d)
Natural Gas Production (Mm
3
/d)
Review of Operations
Production
Total Production (Kboe/d)
+5.3%
+25.1%
+13.5%
Production increase resulting from development of shale + tight, conventional fields and acquisitions.
YSUR Tight + Shale Conventional
232.3
244.6
2013 2014
33.9
42.4
2013 2014
471.6
472.8
38.6
21.8
48.7
493.4
560.1
2013 2014

Liquids (Mbbl)
Natural Gas (Mboe)
Review of Operations
Reserves
Total Hydrocarbon (Mboe)
+6.4% +18.0% +11.9%
Boosted proved reserves by 11.9%. Solid results coming from secondary recovery projects, tight gas and shale formations, extension of concessions and acquisitions.
163% 144% 184%
1,083
1,212
2013 2014
455
537
2013 2014
628
675
2013 2014
RRR RRR RRR

Progress on
Shale Oil & Gas Developments
182
Shale wells
drilled in 2014
Horizontal well sweet spot identified in Loma Campana
Three distinct horizons evaluated with delineation wells
2015 focus shifting to more cost effective horizontal wells
290
Shale wells in production
41.2(1)
KBOE/D Shale Production
First operated shale gas pilot started, with positive initial results
2015 focus on completing the pilot project with vertical and horizontal wells
Sufficient gas processing capacity  available
Loma Campana (Oil)
El Orejano (Gas)
(1) January 2015 gross production.

Shale Development Main Challenges
Ongoing Initiatives
Increase the extension and number of fractures of horizontal wells.
Optimize costs by using national sand and new stimulation service contracts.
Low-cost monobore 3 ½” horizontal wells for areas with low productivity.
Future Challenges
Development of the horizontal sweet spot in factory mode, across different horizons.
Understanding the subsurface to resolve interferences detected between wells.
Vertical supply chain integration (sand, distribution, etc.).

Renewed Focus on Natural Gas
42.4
Mm
3
/d Gas Production*
110
Gas wells drilled in 2014
25%
Production Growth Y-o-Y
(*) Includes YSUR, MAXUS and Ramos YEE
Gas production boosted mainly due to YSUR and Tight Gas performance
0
5
10
15
20
25
30
35
40
45
50
CONVENTIONAL YSUR TIGHT GAS SHALE

Stay the course on Mature Fields
10%
Production Growth Y-o-Y
40%
Of total Oil Production
Focus on Secondary Recovery of Mature Fields
1 billion
Barrels of water Injected
50
100
150
200
250
Q1-12 Q2-12 Q3-12 Q4-12 Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14
PRIMARY SECONDARY YSUR SHALE

+4.3%
Crude processed (kbbl/d) Domestic sales of refined products (Km
3
)
+6%
Review of Operations Downstream Performance
+4%
+1%
Crude processing up 4% to 91% of capacity.
Sales volume growth across most products.
+54%
15,988
16,916
2013 2014
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel
278
290
2013 2014

Review of Operations Refined Products Demand
Monthly Gasoline Sales (Km
3
)
Brand recognition; solid demand based on slight market share growth.
2014
2013
Monthly Diesel Sales (Km
3
)
2014
2013
54.6% 57.7% 57.7% 60.0%
Gasoline Market Share
2013 2014
Diesel Market Share
2013 2014
+ 3.9% + 0.8%
300
320
340
360
380
400
420
440
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
500
550
600
650
700
750
800
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

5% reduction of gasoline and diesel prices at the pump,
partially supported by federal taxes reduction. (Dec. 2579/14)
Recent changes in domestic prices
Understanding among various sectors and the Argentine Federal
Government to reduce domestic crude oil prices by U.S.$7/Bbl.
• Lower cost for YPF on domestic crude oil purchases
(~20% of total processed crude)
• Reduction on royalties paid amounts to provinces due
to lower wellhead prices
Additional U.S.$3/Bbl compensation for producers that maintain or increase production from one year to another.
Reduction of export taxes for all products to 1%, while Brent price is below U.S.$71/Bbl. (Resolution 1077/14 - Ministry of Economy)

16 Contents Highlights 2014 Financial Results Financial Situation Outlook 1 3 3 4 Review of Operations 2

Revenues (millions of Ps)
Adj.EBITDA (millions of Ps)
(1)
FY 2014 Financial Results
Operating Income (millions of Ps)
+57.5% +72.8% +64.3%
Production and sales volume growth, coupled with pricing discipline, led to solid financial results and healthy margins.
(1) Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.
23,962
41,412
2013 2014
90,113
141,942
2013 2014
12,015
19,742
2013 2014

In million of Ps
FY 2014 Financial Results
Operating income reached Ps 19.7 billion during 2014, 64% above 2013, despite Ps
1.2 billion of non-cash provision at Maxus
12,015
19,742
51,829
-17,859
-10,105
-8,700
-4,121
-2,112
-1,205
2013 Revenues Other costs of
sales
Purchases DD&A SG&A Others
expenses
Exploration
expenses
2014

FY2014 Upstream Financial Results
Upstream operating income grew 72% due to higher revenues driven by an increase of production and better prices for crude oil and natural gas.
In millions of Ps
7,179
12,353
28,000
-10,973
-7,589
-3,617
-647
2013 Revenues Production
costs
DD&A Royalties 2014

FY2014 Downstream Financial Results
Downstream operating income was positively impacted by higher sales volume and prices.
In millions of Ps
6,721
10,978
46,972
-32,399
-4,406
-2,906
-2,011
-993
2013 Revenues Purchases Production costs SG&A Other expenses DD&A 2014

In millions of Ps
Q4 2014 Financial Results
Although operating income decreases, mainly because of the impact of two one-time charges, recurring results were positive by 10.7%.
2,341
3,820
1,364
2,591
1,479
12,445
-3,674
-3,535
-2,997
-2,829
-1,366
-500
1,227
Recurring
Operating
Income
Q4 2013
One-time Q4
2013
Insurance
recovery
Q4 2013 Revenues Other costs
of sales
Purchases Others
expenses
DD&A SG&A Exploration
expenses
Q4 2014 One-time Q4
2014 Maxus
provision
Recurring
Operating
Income
Q4 2014

Crude oil production (kbbl/d)
Natural gas production (Mm
3
/d)
Q4 2014 Upstream Results –
Production
Total production (kboe/d)
+4.4%
+23.1%
+12.7%
Total production grew by 12.7% boosted by a strong increased of 23% in natural gas.
35.5
43.7
Q4 2013 Q4 2014
239.3
249.8
Q4 2013 Q4 2014
517.0
582.8
Q4 2013 Q4 2014

+4.3%
Crude processed (kbbl/d) Domestic sales of refined products (Km
3
)
+9.2%
Q4 2014 Downstream Results -
Sales
+0.4%
0%
Refinery utilization reached 93% helped by lighter crude coming from unconventional production.
All product demand grew by 9%.
+34%
287
296
Q4 2013 Q4 2014
4,094
4,472
Q4 2013 Q4 2014
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel

24 Contents Highlights 2014 Review of Operations Financial Results Financial Situation 1 2 3 4 Outlook 5

(1) Includes effect of changes in exchange rates.
(2) Effective spendings in fixed asset acquisitions during the year net of the insurance recovery of Ps 1,818 million.
(3) Net debt to Adj. EBITDA calculated in USD, Net debt at period end exchange rate of Ps 8.5 to U.S.$1.00 and Adj. EBITDA at average 2014  of Ps 8.1 to U.S.$1.00;
5,128 / 4,652 = 0.9.
FY 2014 Financial Situation
Cash flow from operations grew Ps 25 billion against 2013.
Sound capital structure; Net Debt / Adj. EBITDA LTM down to 0.9x
(3)
.
(1) (2)
+120%
Consolidated statement of cash flows
(in millions of Ps)
Cash flow from operations
(in millions of Ps)
20,964
46,154
2013 2014
10,713 9,758
46,154
6,296
-53,405
Cash at the
beginning 2014
Cashflow from
operations
Net financing Capex Cash at the end of
2014

Peso denominated debt 35%
Financial debt amortization schedule
(1) (2)
(in millions of USD)
Average interest rates of 6.84%
in USD and 23.05%
in Pesos
(1) As of December 31, 2014, does not include consolidated companies
(2) Converted to USD using the December 31, 2014 exchange rate of Ps 8.5 to U.S.$1.00 and February 10, 2015 of Ps 8.7 U.S.$1.00 for pro-
forma figures of Notes series  XXXVI and XXXVII.
Cash position strengthened by additional indebtness in the international and local markets during Q1 2015.
Financial Situation Update
1
Trade facilities
Term Loans
Senior Bonds
and Notes
Average life of almost 3.5
years
Overdraft
Iincludes additional issuances in the international market of Notes Series XXVI and XXXVII of U.S.$175 million and
U.S.$325 million, respectively and Series XXXVI and XXXVII of Ps 950 million and Ps 250 million respectively
5%
11%
10%
74%
Cash 2015 2016 2017 2018 2019 2020+
1,624

27 Contents Highlights 2014 Review of Operations Financial Results Outlook 1 2 3 4 Financial Situation 4

• Maintaining activity to avoid compromising long term growth
• Focusing on cost reduction opportunities
• Executing our JV projects
• Finalizing our new coke project to increase gasoline and diesel production by 10%
• Maintaining leverage below 1.5x (Net Debt / Adj. EBITDA)
Adapt to a new business environment by:
Outlook 2015
Delivered 2012, 2013 and 2014 results ahead of
expectations and built a strong base to face the challenges
of a transition year
Track
Record
2015

Full Year 2014 & 4 th Quarter 2014 Earnings Webcast Questions and Answers

Full Year 2014 Earnings Webcast February 27, 2015. Buenos Aires, Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 27, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer